SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM installs points of sale in the São Paulo Subway

We opened our first kiosk at the Corinthians-Itaquera  station

São Paulo, August 23, 2011 – (BM&FBOVESPA: TAMM4/NYSE: TAM) We completed a year of our retail project, initiated in August last year, and opened on this week, our first point of sale in São Paulo Subway, located at the station Corinthians-Itaquera. The customer service is done from 9 to 21 hours, every day of the week. Two more kiosks will be opened in the first half of September, in the Ana Rosa and São Bento stations.

"We chose these stations because they are popular shopping areas and with general circulation. The business model we implemented in the Subway Project was tried and tested at our kiosks at Casas Bahia”, said Líbano Barroso, president of TAM.

In August 2010, Casas Bahia at Praça Ramos, Nova Cachoeirinha and São Mateus in São Paulo, were the first to have points of sales of our tickets. In January this year we took the project to more three stores, located in Jardim Angela (South Zone), and the municipalities of Maua and Guarulhos in São Paulo metropolitan region.

"The domestic market is still composed mainly of passengers traveling on business, but we have been able to conquer this new class of consumers with advantages such as cheaper flights in the dawn and early purchases, while maintaining high quality services," said Líbano Barroso, CEO of TAM.

At every point of sale, the customer will find trained professionals to give comprehensive assistance and answer questions about the best travel options, flight schedules and financing. As a great part of that public is buying the first air ticket, our staff is ready to explain the procedures for air transport, such as early arrival at the airport, check-in options, the rules for dispatch the luggage, care with personal belongings and guidance on boarding terminals.

In addition, our customers receive a printed booklet with useful information for those who fly for the first time.

Retail Campaign

To reinforce the advantages of our services for all profiles of passengers, resumed the ad campaign "You’ll go. And will go with TAM” launched in 2010, also as part of our retail project. The pieces strengthen our performance in order to make air travel more accessible to the population.

The new stage of the campaign, which started last week on an interval of a soap opera at the Brazilian television, marks a major change in our marketing strategy. "Our investment in advertising was always 75% institutional and 25% retail focus. From now on will be the opposite. In addition, our continued presence in the media, with a 100% results-oriented campaign, reinforcing our wide range of prices and quality services, which pleases all audiences", said Renato Ramos, Engagement Marketing Manager of TAM Linhas Aéreas.

The pieces can be seen until December this year in the TV programming of several open channels, with national and regional coverage, in weekly magazines, online media and social networks. In our media plan is also included investment in Elemidia (closed TV systems in malls and elevators for commercial buildings), email marketing, subways, buses, and in commercial establishments (hotels, shopping malls, buildings, pubs, restaurants, supermarkets, hospitals, universities, fitness centers, and convenience stores).

The singer Ivete Sangalo was chosen to be the star of the campaign, because she have influence in all public, regardless of age or social class, and have the desired attributes, such as joy and creativity. All pieces show prices and the options of payment to show that it is possible to travel by TAM.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)

Líbano Miranda Barroso (CEO TAM Linhas Aéreas and Director of Investor Relations for TAM S.A)

Jorge Bonduki Helito (IR Manager)

Suzana Michelin Ramos (IR)

Phone: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ri

Media Relations:

Phone: (55) (11) 5582-9748/7441/7442/8795

Mobile. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: (www.tam.com.br)

We operate direct flights to 45 destinations in Brazil and 18 in South America, United States and Europe. Through agreements with Brazilian and foreign airlines, we reach 92 Brazilian airports and 92 international destinations. Our share in the domestic market was of 40.9% in July; additionally, we are the leader among Brazilian airlines that operate routes to other countries, with 88.0% of market share in this segment. With the biggest fleet of passenger aircrafts in Brazil (153 operational aircrafts), we tend to our clients with the Spirit to Serve and aim at making air trips increasingly accessible to the population. We are the pioneer Brazilian airline in the launch of a fidelity program; TAM Fidelidade has distributed 15 million tickets via point redemption and is part of the Multiplus network, currently with 8.6 million associates. Member of Star Alliance – the biggest airline alliance in the world – since May 2010, we integrate a network that encompasses 1,185 destinations in 185 countries.

Disclaimer about future information:

This statement may include forecasts on future events. Such forecasts reflect only expectations from the Company management and involve risks and uncertainties, whether expected or not. The Company is not responsible for operations or investment decisions made based on information included herein. Such forecasts are subject to change without prior warning.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 24, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.